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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          Washington, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

------------------------------------------------------------------------------------------------------------------------------------
| 1. Name and Address of Reporting Person*   | 2. Issuer Name and Ticker or Trading Symbol  |6. Relationship of Reporting Person to|
|    Stern         Yoav                      |    Kellstrom Industries, Inc. (KELL)         |     Issuer (Check all applicable)    |
|--------------------------------------------|----------------------------------------------|                                      |
| (Last)          (First)          (Middle)  | 3. IRS Identification   | 4.  Statement For  |  [X] Director      [ ] 10% Owner     |
|                                            |    Number of Reporting  |     Month/Year     |  [ ] Officer (give [ ] Other (Specify|
|                                            |    Person, if an Entity |                    |              title           below)  |
| c/o Kellstrom Industries, Inc.             |    (Voluntary)          |                    |              below)                  |
| 1100 International Parkway                 |                         |     August 1999    |                                      |
|--------------------------------------------|                         |--------------------|--------------------------------------|
|                (Street)                    |                         | 5. If Amendment,   |7. Individual or Joint/Group Filing   |
|                                            |                         |    Date of Original|   (Check applicable line)            |
|                                            |                         |    (Month/Year)    |   [X] Form Filed by One              |
|  Sunrise            FL             33323   |                         |                    |       Reporting Person               |
|--------------------------------------------|----------------------------------------------|   [ ] Form Filed by More Than        |
| (City)           (State)           (Zip)   |                                              |       One Reporting Person           |
|                                            |                                              |                                      |
|----------------------------------------------------------------------------------------------------------------------------------|
|                        TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED                         |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security |2. Transaction     |3. Transac-   |4. Securities Acquired (A) | 5. Amount of Se-   |6. Owner-    |7. Nature |
|   (Instr. 3)        |   Date            |   tion Code  |   or Disposed of (D)      |    curities Benefi-|   ship      |   of In- |
|                     |   (Month/Day/     |   (Instr. 8) |                           |    cially Owned at |   Form:     |   direct |
|                     |   Year)           |              |                           |    End of Month    |   Direct    |   Benefi-|
|                     |                   |              |   (Instr. 3, 4 and 5)     |    (Instr. 3 and 4)|   (D) or    |   cial   |
|                     |                   |--------------|---------------------------|                    |   Indirect  |   Owner- |
|                     |                   | Code  |  V   |    Amount  | (A) or| Price|                    |   (I)       |   ship   |
|                     |                   |       |      |            | (D)   |      |                    |   (Instr. 4)|   (Instr.|
|                     |                   |       |      |            |       |      |                    |             |   4)     |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
| Common Stock        |    8/31/99        | J(1)  |  --  |    3,466   |   D   |  --  |      197,339       |     D       |    N/A   |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
| Common Stock        |    8/31/99        | J(2)  |  --  |   19,500   |   D   |  --  |            0       |     I       |    N/A   |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
|---------------------|-------------------|-------|------|------------|-------|------|--------------------|-------------|----------|
|                     |                   |       |      |            |       |      |                    |             |          |
------------------------------------------------------------------------------------------------------------------------------------


 * If the form is filed by more than one Reporting Person, see Instruction 5(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                            (Print or Type Responses)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
|1. Title of Derivative |  2. Conver-  |3. Trans- |4. Trans- |5. Number of    | 6. Date Exer-   |7. Title and Amount |8. Price     |
|   Security            |     sion or  |   action |   action |   Derivative   |    cisable and  |   of Underlying    |   of        |
|   (Instr. 3)          |     Exercise |   Date   |   Code   |   Securities   |    Expiration   |   Securities       |   Deriv-    |
|                       |     Price of |   (Month/|   (Instr.|   Acquired (A) |    Date         |   (Instr. 3 and 4) |   ative     |
|                       |     Deriv-   |   Day/   |   8)     |   or Disposed  |    (Month/Day/  |                    |   Secur-    |
|                       |     ative    |   Year)  |          |   or (D)       |    Year)        |                    |   ity       |
|                       |     Security |          |          |   (Instr. 3,   |                 |                    |   (Instr. 5)|
|                       |              |          |          |   4, and 5)    |-----------------|--------------------|             |
|                       |              |          |          |                | Date   |Expira- |        |  Amount or|             |
|                       |              |          |----------|----------------| Exer-  |tion    | Title  |  Number of|             |
|                       |              |          | Code| V  |  (A)  |  (D)   | cisable|Date    |        |  Shares   |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|Employee Stock Options |  $10.125/sh  |    --    | --  | -- |  --   |   --   |   (3)  |10/08/08| Common |  107,000  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|Employee Stock Options |  $10.125/sh  |    --    | --  | -- |  --   |   --   |   (4)  |10/08/08| Common |  176,000  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|Employee Stock Options |    $8.38/sh  |    --    | --  | -- |  --   |   --   |   (5)  |01/02/07| Common |  245,000  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|Employee Stock Options |    $7.63/sh  |    --    | --  | -- |  --   |   --   |   (6)  |09/19/96| Common |  100,000  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|Employee Stock Options |    $5.00/sh  |    --    | --  | -- |  --   |   --   |   (7)  |09/07/05| Common |   49,000  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
|-----------------------|--------------|----------|-----|----|-------|--------|--------|--------|--------|-----------|-------------|
|Warrants               |   $19.00/sh  | 08/31/99 | J(8)| -- |  --   |  2,888 | immed. |09/09/02| Common |    2,888  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
------------------------------------------------------------------------------------------------------------------------------------
|Warrants               |   $22.00/sh  | 08/31/99 | J(9)| -- |  --   |  1,238 | immed. |09/09/00| Common |    1,238  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
------------------------------------------------------------------------------------------------------------------------------------
|Warrants               |   $26.00/sh  | 08/31/99 |J(10)| -- |  --   |  2,750 | immed. |06/17/01| Common |    2,750  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
------------------------------------------------------------------------------------------------------------------------------------
|Warrants               |   $27.50/sh  | 08/31/99 |J(11)| -- |  --   |  1,238 | immed. |12/31/02| Common |    1,238  |      --     |
|(Right to buy)         |              |          |     |    |       |        |        |        | Stock  |           |             |
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------
|   9.  Number of     |      10. Ownership            |   11. Nature of      |
|       Derivative    |          Form of              |       Indirect       |
|       Securities    |          Derivative           |       Beneficial     |
|       Beneficially  |          Security:            |       Ownership      |
|       Owned at End  |          Direct (D)           |       (Instr. 4)     |
|       of Month      |          or Indirect (I)      |                      |
|       (Instr. 4)    |          (Instr. 4)           |                      |
|                     |                               |                      |
|---------------------|-------------------------------|----------------------|
|        107,000      |               D               |          N/A         |
|---------------------|-------------------------------|----------------------|
|        176,000      |               D               |          N/A         |
|---------------------|-------------------------------|----------------------|
|        245,000      |               D               |          N/A         |
|---------------------|-------------------------------|----------------------|
|        100,000      |               D               |          N/A         |
|---------------------|-------------------------------|----------------------|
|         49,000      |               D               |          N/A         |
|---------------------|-------------------------------|----------------------|
|          2,362      |               D               |          N/A         |
------------------------------------------------------------------------------
|          1,012      |               D               |          N/A         |
------------------------------------------------------------------------------
|          2,250      |               D               |          N/A         |
------------------------------------------------------------------------------
|          1,012      |               D               |          N/A         |
------------------------------------------------------------------------------
Explanation of Responses:

(1)     In connection with the dissolution of a private investment partnership, these shares of Common Stock were transferred by
        Mr. Stern to one of the other partners in satisfaction of certain commitments which Mr. Stern had previously made to the partnership.
(2)     These shares of Common Stock were held directly by a private investment partnership which was controlled, in part, by
        Mr. Stern.  In connection with the dissolution of the partnership, these shares of Common Stock were distributed to one of the other partners.
(3)     These Employee Stock Options were acquired 10/08/98 and will fully vest on 12/19/99.
(4)     These Employee Stock Options were acquired 10/08/98 and vest in two equal installments on 4/27/99 and 10/27/00.
(5)     These Employee Stock Options were acquired 01/02/97 and vest in two equal installments on 01/02/98 and 01/02/99.
(6)     These Employee Stock Options were acquired 09/19/96 and vest in three equal installments on 09/19/97, 09/19/98 and 09/19/99.
(7)     These Employee Stock Options were acquired 09/07/95 and vest in three equal installments on 09/07/96, 09/07/97 and 09/07/98.
(8)     Mr. Stern previously disclosed indirect beneficial ownership of Warrants which were exercisable for 5,250 shares of Common
        Stock which were held by a private investment partnership which was controlled, in part, by Mr. Stern. In connection with the dissolution of the partnership, Warrants exercisable for 2,362 shares of Common Stock were distributed to Mr. Stern and
        Warrants exercisable for 2,888 shares of Common Stock were distributed to other partners.
(9)     Mr. Stern previously disclosed indirect beneficial ownership of Warrants to purchase 2,250 shares of Common Stock which were held by a private investment partnership which was controlled, in part, by him. In connection with the dissolution of the partnership, Warrants to purchase 1,012 shares of Common Stock were distributed to Mr. Stern and Warrants to purchase 1,238 shares of Common Stock were distributed to other partners.
(10)    Mr. Stern previously disclosed indirect beneficial ownership of Warrants to purchase 5,000 shares of Common Stock which were held by a private investment partnership which was controlled, in part, by him. In connection with the dissolution of the partnership, Warrants to purchase 2,250 shares of Common Stock were distributed to Mr. Stern and Warrants to purchase 2,750 shares of Common Stock were distributed to other partners.
(11)    On March 23, 1999, a private investment partnership which was controlled, in part, by Mr. Stern acquired Warrants to purchase 2,250 shares of Common Stock. The acquisition of such Warrants would have been disclosable by Mr. Stern on his
        Form 5 for 1999. In connection with the dissolution of this partnership, Warrants exercisable for 1,012 shares of Common
        Stock were distributed to Mr. Stern and Warrants to purchase 1,238 shares of Common Stock were distributed to other partners.

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)                                              /s/ Yoav Stern                     9-7-99
                                                                                        --------------------------------   ---------
                                                                                        **Signature of Reporting Person     Date
                                                                                          Yoav Stern
Note. File three copies of this form, one of which must be manually signed.                                              Page 2
      If space provided is insufficient, see Instruction 6 for procedure.
                            (Print or Type Responses)